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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       PRECIS SMART CARD SYSTEMS, INC.
           (Exact name of registrant as specified in its charter)

                      OKLAHOMA                    73-1494382
              (State of incorporation          (I.R.S. Employer
                  or organization)            Identification No.)

          11032 QUAIL CREEK ROAD, SUITE 108
               OKLAHOMA CITY, OKLAHOMA              73120
      (Address of principal executive offices)    (Zip Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
            TO BE REGISTERED                EACH CLASS TO BE REGISTERED

      COMMON STOCK, $.01 PAR VALUE             BOSTON STOCK EXCHANGE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  NONE

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Precis Smart Card Systems, Inc. is an Oklahoma corporation. Pursuant to our Certificate of Incorporation, we are authorized to issue up to 10,000,000 shares of capital stock, consisting of 8,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share.

         Registrant hereby registers pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, its common stock, $.01 par value per share. The following description of certain matters relating to our common stock and preferred stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to our Registration Statement on Form SB-2 (Registration No. 333-86643). See "Item 2--Exhibits."

COMMON STOCK

         The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:

- the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

- the right to share ratably in all assets available for distribution to the Common Stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

- the right to one vote per share on matters submitted to a vote by our common stock shareholders;

- no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

- no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of our then outstanding preferred stock and entitled to vote with the holders of our common stock. Upon issuance of the common stock offered under the offering, all of the outstanding shares of our common stock will be fully paid and non-assessable.

PREFERRED STOCK

         Our authorized preferred stock may be issued from time to time in one or more series. Our board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having this a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect

- the voting power of the  holders of our then outstanding common stock,

- the likelihood that the holders will receive dividend payments and payments upon liquidation and

- could have the effect of delaying or preventing a change in shareholder and management control.

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TRANSFER AGENT AND REGISTRAR

         UMB Bank, N.A. is the registrar and transfer agent of our common stock. The mailing address of UMB Bank, N.A. is Security Trust Division, 28 Grand Boulevard, 13th Floor, Kansas City, Missouri 64106.

SHAREHOLDER ACTION

         Under our bylaws, the affirmative vote of the holders of a majority of our outstanding shares of the common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the common stock, except as otherwise provided by the Oklahoma General Corporation Act.

         Under the Oklahoma General Corporation Act, our shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action. However, any time that we have 1,000 or more shareholders of record, any act or action required of or by the holders of our capital stock entitled to vote thereon may only be taken by unanimous affirmative written consent of the shareholders or a shareholder meeting.

ANTI-TAKEOVER PROVISIONS

         Our certificate of incorporation and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging the proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. The description below related to provisions of our certificate of incorporation is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation.

         PREFERRED STOCK. Our certificate of incorporation authorizes the issuance of the preferred stock in classes. Our board of directors is authorized to set and determine the voting rights, redemption rights, conversion rights and other rights relating to the class of preferred stock. In some circumstances, the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.

         OKLAHOMA ANTI-TAKEOVER STATUTES. We are subject to Section 1090.3 and Sections 1145 through 1155 of the Oklahoma General Corporation Act.

         Section 1090.3 of the Oklahoma General Corporation Act prohibits a publicly-held Oklahoma corporation from engaging in a "business combination" with an "interested shareholder." This prohibition is for a three-year period following the date of the transaction in which the person became an interested shareholder. This prohibition does not apply to a transaction if the interested shareholder attained this status with approval of our board of directors or the business combination is approved by our shareholders. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our common stock.

         In general, Sections 1145 through 1155 of the Oklahoma General Corporation Act provide that shares ("interested shares") of voting stock acquired (within the meaning of a "control share acquisition") become nonvoting stock for the three-year period following the control share acquisition. This loss of voting rights does not apply if a majority of the holders of non-interested shares approve a resolution reinstating the interested shares with the same voting rights that the shares had before the interested shares became control shares.

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         Any person ("acquiring person") who proposes to make a control share acquisition may, at the person's election, and any acquiring person who has made a control share acquisition is required to deliver an acquiring person statement to us disclosing prescribed information regarding the acquisition. We are required to present to the next annual meeting of the shareholders the reinstatement of voting rights with respect to the control shares that resulted in the control share acquisition. Alternatively, an acquiring person may request a special meeting of shareholders for this purpose; however, the acquiring person must undertake to pay the costs and expenses of the special meeting. In the event voting rights of control shares acquired in a control share acquisition are reinstated in full and the acquiring person has acquired control shares with a majority or more of all voting power, you and the other shareholders will have dissenters' rights entitling you and the other shareholders to receive the fair value of the shares of the Common Stock held.
 In this case, the fair value will not be less than the highest price paid per share by the acquiring person in the control share acquisition.

         A "control share acquisition" includes the acquisition by any person (including persons acting as a group) of ownership of, or the power to direct the exercise of voting power with respect to, control shares (generally shares having more than 20% of all voting power in the election of directors of a publicly held corporation), subject to the following exceptions

- an acquisition under an agreement of merger, consolidation, or share acquisition to which we are a party and is effected in compliance with the Oklahoma General Corporation Act,

- an acquisition by a person of additional shares within the range of voting power for which the person has received approval by the majority of the holders of non-interested shares,

- an increase in voting power resulting from any action taken by us, provided the person whose voting power is thereby affected is not our affiliate,

- an acquisition by proxy solicitation under and in accordance with the Securities Exchange Act of 1934, as amended, or the laws of Oklahoma, and

- an acquisition from any person whose previous acquisition of shares did not constitute a control share acquisition, provided the acquisition does not result in the acquiring person holding voting power within a higher range of voting power than that of the person from whom the control shares were acquired.

         The anti-takeover provisions of the Oklahoma General Corporation Act may have the effect of discouraging a third party from acquiring large blocks of the common stock within a short period or attempting to obtain control of us, even though the attempt might be beneficial to us and our shareholders. Accordingly, you and our other shareholders could be deprived of the opportunities to sell the shares of the common stock held at a higher market price than might otherwise be the case.

ITEM 2.  EXHIBITS

         1.1 Copy of certificate of Common Stock of Registrant is incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2 (Registration No. 333-86643) filed with the Commission on September 7, 1999.

         2.1 Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2 (Registration No. 333-86643) filed with the Commission on September 7, 1999.

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         2.2 Bylaws of Registrant (as amended and restated) are incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2 (Registration No. 333-86643) filed with the Commission on September 7, 1999.

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 20th day of January, 2000.

                                   PRECIS SMART CARD SYSTEMS, INC.

                                   By: /S/LARRY E. HOWELL
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                                       Larry E. Howell, Chief Executive Officer